

Mail Stop 3561

May 10, 2011

<u>Via U.S. Mail</u>

Mr. Kexuan Yao, Chief Executive Officer
China Armco Metals, Inc.
One Waters Park Drive, Suite 98
San Mateo, California 94403

> **Re:** **China Armco Metals, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 001-34631**

Dear Mr. Yao:

We have reviewed your response letter dated April 26, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2010

Notes to the Consolidated Financial Statements

1. We note your response to our prior comment 3 and reissue. As originally requested, please provide us with your planned fair value disclosures in accordance with ASC 820-10-50.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief